CANNEX CAPITAL COMPLETES STRATEGIC INVESTMENT INTO SOMA
GROUP, AN INNOVATIVE NEW ZEALAND CANNABIS-FOCUSED STARTUP

Investment expands international cannabis strategy

Vancouver, BC, November 1, 2018 – Cannex Capital Holdings Inc. (“Cannex” or the “Company”) (CSE: CNNX / OTCQX: CNXXF) is pleased to announce that Cannex has acquired a 10% founding ownership interest for US$750,000 in Soma Group Holdings Inc. (“Soma”), a New Zealand-based cannabis start-up. Soma has an innovative science-based cannabinoid R&D and production platform and represents an important first step in Cannex’s international intellectual property development strategy.

As a part of the Soma initiative, Greg Marshall has stepped down from the Cannex Capital board to join Soma as a founding director. He will work closely with Soma’s CEO Mike Healy, a 25-year veteran of the global life sciences industry and was, for the past nine years, CFO of Apotex Australia and Asia Pacific. Cannex thanks Mr. Marshall for his efforts during the Company’s formative stages and welcomes the opportunity to work with him in his new role at Soma and as an advisor to the Cannex board.

“Soma is pursuing a three-pronged approach to creating a leading cannabis business beginning with an R&D partnership with the New Zealand government to create world-class cannabis genetics for worldwide licensing,” said Mr. Marshall. “Secondly, we’re acquiring a profitable, GMP certified food processing facility in Australia from Coca Cola Amitil to manufacture nutraceutical terpene-enhanced products for Asian Pacific distribution and will use this facility for cannabis production once licensing is in place. Lastly, we will acquire Vaporium, a New Zealand e-cigarette online and physical retailer which will eventually form the backbone of our retail cannabis strategy.”

Leading the Soma effort as CEO will be Mike Healey, a 25-year veteran of global pharmaceutical giant Apotex. Joining him will be Dr. Anna Campbell, who currently serves as a Director of Abacus Bio, a world- leading agricultural science company with operations in New Zealand and Scotland, specializing in strain stabilization and commercialization.

“As the global cannabis market matures we expect to see increased demand for products with performance claims backed by credible fact-based science,” said Mr. Healey. “This is standard for the life and health sciences industry and I look forward to applying disciplines and best practices utilized at Apotex to position Soma with a competitive advantage as demand grows and consumers are faced with a wider choice of cannabinoid-based medicines, nutraceuticals and functional foods.”

"Cannex is excited to be partnering with Soma, led by Mike Healy, an exceptional global healthcare executive, who are poised to create a truly synergistic set of cannabis assets," said Cannex Chairman, Roman Tkachenko. "The cannabis market is evolving rapidly and while Cannex has a primary focus on the North American adult use cannabis market, we are excited to be involved with Soma and look forward to supporting their growth and development.”

Soma’s science program will be headquartered in Dunedin, New Zealand. Soma has recently signed an agreement with the New Zealand Government’s Plant & Food Research group, a government-owned Crown Research Institute. Together, they will characterize and map the genetic profile of local cannabis strains for potential medical uses.

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Soma’s production base is in the fruit growing region of Goulburn, Victoria State, Australia and includes a food processing and production operation recently acquired from Coca Cola Amatil. The operation comprises of a 77,000 m2 production facility and a profitable food production business, IXL Jams and Taylors Sauces and Marinades that Soma reports generates audited EBITDA of A$2.5 million. Coca Cola Amatil will continue to provide distribution for existing products, providing cashflow for the development of Soma’s terpene and cannabinoid product pipeline.

About Cannex Capital Holdings Inc.
Cannex Capital, through its wholly-owned subsidiaries, provides real estate, management, financial, branding and IP support to its growing portfolio of licensed cannabis business operators. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC, which holds real estate assets, property leases, intellectual property, and material supply agreements with licensed cannabis businesses in Washington State.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed this news release, and neither it nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex Capital’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to Cannex Capital’s potential multi-state expansion, the potential size of the cannabis market in the United States, future developments and the business and operations of Cannex, and other statements of fact.

Although Cannex has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US Federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Cannex does not assume any liability for disclosure relating to any other company mentioned herein.